Exhibit 99.1

SHORE GOLD INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.    Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.    Date of Material Change:

March 20, 2006

3.    News Release:

On March 20, 2006, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.    Summary of Material Change:

George H. Read, P. Geo., Senior Vice President Exploration, is pleased to announce that a modeled value of US$173 per carat has been determined for a 1,992.6 carat parcel of diamonds recovered from the Early Joli Fou Kimberlite Breccia which represents a significant lithology in the Star Kimberlite.

5.    Full Description of Material Change:

See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6.    Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.    Omitted Information:

No material information has been omitted from this report.

8.	Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9.	Date of Report

Dated at Saskatoon, Saskatchewan, this 20th day of March, 2006.

SCHEDULE A

Stock Symbol: SGF: TSX	March 20, 2006
SHORE GOLD INC.	Saskatoon, Saskatchewan

STAR DIAMOND VALUATION
EARLY JOLI FOU KIMBERLITE BRECCIA US$173 PER CARAT

George H. Read, P. Geo., Senior Vice President Exploration & Development, is pleased to announce that a modeled value of US$173 per carat has been determined for a 1,992.6 carat parcel of diamonds recovered from the Early Joli Fou Kimberlite Breccia which represents a significant lithology in the Star Kimberlite. The modeled value was determined by WWW International Diamond Consultants Limited (WWW), who together with their aboriginal partners ADG through Diamonds International Canada (DICAN), are the valuators to the Federal Government of Canada for the Canadian diamond mines in the NWT and Nunavut.

Shore commissioned a valuation study in February 2006 whereby a total parcel of 5,949.88 carats of diamonds from the Star Diamond Project was examined by three companies: R. Steinmetz and Sons N.V., Rio Tinto Diamonds N.V. and WWW International Diamond Consultants Limited. The average of the valuations provided by the three companies for the total parcel was US$102 per carat and is based on the actual price that a producer would currently receive for this parcel in Antwerp, Belgium.

Underground bulk sampling and prefeasibility study core drilling have identified five principal kimberlite phases within the Star Kimberlite: Cantuar, Pense, Early Joli Fou, Mid Joli Fou and Late Joli Fou. Exploration to date indicates that the Early Joli Fou (EJF) Kimberlite is the dominant phase, accounting for between 60 and 80 percent of the Star Kimberlite. The EJF includes two dominant lithologies (sub-types): EJF-Pyroclastic Kimberlite and EJF-Kimberlite Breccia, which occur as alternating units throughout the EJF. Significant tonnages of both of these EJF lithologies have been collected as part of the initial 25,000 tonne and prefeasibility 15,000 tonne bulk samples. WWW have estimated modeled values for the EJF-Kimberlite Breccia and EJF-Pyroclastic Kimberlite, respectively. The EJF Total values are calculated assuming that the EJF-Kimberlite Breccia accounts for approximately 30 percent of the EJF which is consistent with detailed drilling results. The results are as follows:

Kimberlite Sub-Type	Carats	Model	Minimum	High
EJF-Kimberlite Breccia	1,992.60	US$173	US$147	US$218
EJF-Pyroclastic Kimberlite	2,999.08	US$112	US$95	US$133
EJF Total (70%EJF-PK & 30%EJF-KB)	4,991.68	US$130	US$111	US$159

The modeled value is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from the Star Kimberlite based on the valuation of the 5,949.88 carat parcel at current diamond prices. The difference between the actual sample value and the modeled value results from under sampling of the top end (plus 5 carat) of the diamond size frequency distribution by the current bulk sample. The EJF Kimberlite Breccia modeled value of US$173 lies between a “minimum” of US$147 and a “high” of US$218. Three of the six highest value diamonds have been recovered from the EJF Kimberlite Breccia.

The details of the six highest value diamonds reported by WWW are as follows:

Kimberlite	Size (Carats)	US$/carat	Value (US$)
EJF-Kimberlite Breccia	10.11	1,270	12,840
EJF-Kimberlite Breccia	4.06	3,110	12,627
EJF-Kimberlite Breccia	8.93	1,320	11,788
EJF-Pyroclastic Kimberlite	5.41	4,400	23,804
EJF-Pyroclastic Kimberlite	19.66	600	11,796
Cantuar	4.77	3,430	16,361
Total / Average	52.94	1,685	89,216

It is important to note that a value of US$145 per carat has been determined for a 572.29 carat parcel of diamonds from the Cantuar Kimberlite by WWW. Additional sampling of the Cantuar Kimberlite is currently underway on the 235 metre level of the underground workings. A larger parcel of diamonds is required from the Cantuar Kimberlite to increase the confidence level in the US$ per carat price estimate.

WWW include the following statement in their valuation report: “The diamonds seen by WWW are commercially attractive. In the better quality diamonds there were both rounded dodecahedrons as well as nice crystals. There were very few yellow or brown diamonds and also very little boart. The relatively small quantities of dark brown rough certainly made the parcels look attractive”.

Senior Vice President Exploration & Development, George Read, states: “Shore Gold is very pleased with this high modeled value of US$173 per carat for the EJF-Kimberlite Breccia. These results confirm the February 2005 valuation and show that the economics of the Star Diamond Project continue to improve as the prefeasibility study more accurately defines the size, grade and value of the deposit. The favourable diamond size frequency distributions, particularly for the EJF-Kimberlite Breccia and the Cantuar Kimberlite, suggest that large diamonds can be anticipated from these kimberlites in a production setting. Shore aims to collect additional bulk samples from the Cantuar, Pense and Mid Joli Fou Kimberlites as Phase 3 of underground bulk sampling that will form part of the prefeasibility study. The Company acknowledges the hard work of its employees, consultants and contractors that has led to these significant valuation numbers.”

The diamond valuation procedure in Antwerp was supervised and monitored by Senior Vice President Exploration & Development, George Read, Professional Geoscientist in the Provinces of Saskatchewan and British Columbia.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol “SGF”.

Caution Regarding Forward-Looking Statements

From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Shore may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "plan," "anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-feasibility study or other development plans contain forward-looking statements.

All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners; the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings; operational and infrastructure risks and the additional risks described in Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.

Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

For further information please contact:

Kenneth E. MacNeill, President & C.E.O.; George H. Read, P. Geo., Senior Vice President Exploration & Development or Pieter Du Plessis, Vice President Exploration at (306) 664-2202.

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